EXHIBIT 3.5

CERTIFICATE OF CORRECTION

TO THE

CERTIFICATE OF INCORPORATION

OF

GLUCOSE HEALTH, INC.

Glucose Health, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”)

DOES HEREBY CERTIFY:

1. The name of the Corporation is Glucose Health, Inc.

2. That a Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 29, 2022 (the “Certificate”), and such Certificate requires correction as permitted by Section 103(f) of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is that the Certificate incorrectly designates the number of shares of Series E Preferred Stock.

4. The Certificate is hereby corrected by deleting the first paragraph of Article IV in its entirety and replacing it with the following:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 50,000,000, consisting of (a) 40,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (b) 10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”). 1,000 shares of the authorized Preferred Stock are hereby designated as “Series A Voting Preferred Stock;” 3,466,668 shares of the authorized Preferred Stock are hereby designated as “Series B Preferred Stock;” 866,668 shares of the authorized Preferred Stock are hereby designated as “Series C Preferred Stock;” 300,000 shares of the authorized Preferred Stock are hereby designated as “Series D Preferred Stock;” and 480,000 shares of the authorized Preferred Stock are hereby designated as “Series E Preferred Stock.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be duly executed and acknowledged as of this 8th day of April, 2022.

GLUCOSE HEALTH, INC.

By:	/s/ Murray Fleming
Name:	Murray Fleming
Office:	Chief Executive Officer